UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13 G
                              AMENDMENT NO. 2


                 Under the Securities Exchange Act of 1934


                          Trycera Financial, Inc.
                             (Name of Issuer)

                       Common Stock, par value $.001
                     Options to Purchase Common Stock
                      (Title of Class of Securities)

                                89845Q 10 4
                              (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)




The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

CUSIP No.:  89845Q 10 4

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Eric Chess Bronk

2.   Check the Appropriate Box if a Member of a Group:
     (a) ___
     (b) ___

3.   SEC Use Only

4.   Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned by Each Reporting Person With
     5.   Sole Voting Power           410,000(1)
     6.   Shared Voting Power          10,000(2)
     7.   Sole Dispositive Power      410,000(1)
     8.   Shared Dispositive Power     10,000(2)
          (1) Includes 175,000 shares underlying options. The Reporting Person was granted a total of 175,000 options on May 27, 2004 that vest as follows: 1/12th per quarter for each quarter the Issuer's revenue exceeds the previous quarter of revenue and/or 1/12th for each $250,000 in aggregate gross revenue achieved since inception, and immediately in the event of a Corporate Transaction, as defined in the Issuer's Stock Option/Stock Issuance Plan. All of the shares obtainable upon exercise of the options are being reported.
          (2) Reporting person shares beneficial ownership of shares owned by a trust for which he is trustee, which does not own more than 5% individually.

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     420,000 shares   Calculated as if all options were eligible to be
                      exercised.

10.  Check if the Aggregate Amount in Row 9. Excludes Certain Shares

     Not Applicable

11.  Percent of Class Represented by Amount in Row 9.

     6.6%   Calculated as if all options were eligible to be exercised.

12.  Type of Reporting Person

     IN

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Item 1.

     (a)  Name of Issuer: Trycera Financial, Inc.

     (b)  Address of Issuer's Principal Executive Offices:
          170 Newport Center Drive, Suite 210, Newport Beach, CA   92660

Item 2.

     (a)  Name of Person Filing:  Eric Chess Bronk

     (b)  Address of Principal Business Office or, if none, Residence:
          24 Morro Bay, Corona Del Mar, CA 92625

     (c)  Citizenship:  United States

     (d)  Title of Class of Securities:  Common Stock, par value $.001

     (e)  CUSIP Number:  89845Q 10 4

Item 3.   Not Applicable

Item 4.   Ownership

     (a)  Amount beneficially owned:                                  420,000
     (b)  Percent of class:                                              6.6%
     (c)  Number of shares as to which the person has:
          (i) Sole power to vote or to direct the vote                410,000(1)
         (ii) Shared power to vote or to direct the vote               10,000(2)
        (iii) Sole power to dispose or to direct the disposition of   410,000(1)
         (iv) Shared power to dispose or to direct the disposition of  10,000(2)

          (1) Includes 175,000 shares underlying options. The Reporting Person was granted a total of 175,000 options on May 27, 2004 that vest as follows: 1/12th per quarter for each quarter the Issuer's revenue exceeds the previous quarter of revenue and/or 1/12th for each $250,000 in aggregate gross revenue achieved since inception, and immediately in the event of a Corporate Transaction, as defined in the Issuer's Stock Option/Stock Issuance Plan. All of the shares obtainable upon exercise of the options are being reported.
          (2) Reporting person shares beneficial ownership of shares owned by a trust for which he is trustee, which does not own more than 5% individually.

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

Item 5.   Ownership of Five Percent or Less of a Class

     Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

     Not Applicable

Item 8.   Identification and Classification of Members of the Group

     Not Applicable

Item 9.   Notice of Dissolution of Group

     Not Applicable

Item 10.  Certification

     By signed below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction have that purpose or effect.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 21, 2005                      /s/ Eric Chess Bronk
                                           Eric Chess Bronk